Exhibit 3.1
AMENDMENT NO. 3 TO
BYLAWS
OF
LUBY’S, INC.

The Bylaws, as amended (the "Bylaws") of Luby’s, Inc., a Delaware corporation, are hereby amended effective as of July 30, 2019 as follows:

1.    Section 8 of Article II of the Bylaws is amended and restated in its entirety to read as follows:

"Section 8. Voting. (a) Each director of the Corporation to be elected by stockholders shall be elected by the vote of a majority of the votes cast with respect to such director by the shares present in person or represented by proxy and entitled to vote on the election of directors at any meeting of stockholders duly called for that purpose at which a quorum is present; provided however, that if, as of the date that is 10 days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission in respect of such election, the number of nominees exceeds the number of directors to be elected in such election (a "contested election"), the directors shall be elected by the vote of a plurality of the votes cast. If directors are to be elected by a plurality of the votes cast in a contested election, stockholders shall not be permitted to vote against a nominee. In all other matters, when a quorum is present at any meeting, the vote of the holders of the shares present or represented by proxy at such meeting, entitled to vote on the subject matter, and representing a majority of the votes cast with respect to such matter shall decide any question brought before such meeting, unless the vote of a different number is expressly required by statute, the Certificate of Incorporation or these Bylaws. For purposes of this Section 8, a "majority of the votes cast" means that the number of votes cast "for" a director must exceed the number of votes cast "against" that director (with "abstentions" and "broker non-votes" not counted as a vote either "for" or "against" that directors’ election). The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(b)    In an uncontested election of directors, any incumbent director who does not receive a majority of the votes cast will promptly tender his or her resignation to the Board of Directors. The Board of Directors will determine, after considering the recommendation of the Nominating and Corporate Governance Committee, whether to accept or reject the tendered resignation, or whether other action should be taken. The director in question will not participate in the recommendation or decision making process. The determination by the Board of Directors of its decision will be publicly disclosed within 90 days from the date of publication of the election result."
2.    Except as set forth above, the remaining provisions of the Bylaws shall not be amended hereby and shall remain in full force and effect.